NEWS
RELEASE
Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES AND LKA AGREE TO EXTEND INITIAL
COMMITMENT PERIOD TO COMPLETE CURRENT
GOLDEN WONDER DRILLING PROGRAM

Drilling underway at Drill Station #4

MONTREAL, Quebec, Canada and LAKE CITY, CO, September 4, 2008 - Richmont Mines Inc. (AMEX-TSX: RIC) a gold exploration, development and production company with operations in North America, and LKA International, Inc. (OTCBB: LKAI) have agreed to extend by sixty days the "Initial Commitment Period" described in the amended and restated "Letter Agreement" dated December 21, 2007, which grants Richmont an option to earn a 50% joint-venture interest in LKA’s Golden Wonder Project located near Lake City, Colorado. The Initial Commitment Period, originally set to expire on September 1, 2008, will now be extended until November 1, 2008.

The extension of Richmont’s Initial Commitment Period will allow for the completion and evaluation of drilling results from Drill Stations #4 and #5 which are located nearest the Golden Wonder’s previous production zone. Upon completion of the extended Initial Commitment Period, Richmont will have the option, but not the obligation, to proceed with the "Second Commitment Period" during which another US$3 million investment in the project will be required within the following eight months.

By extending the Initial Commitment Period, the parties have agreed that all subsequent funding segments/periods will be likewise extended. Richmont will be required to contribute a total of US$18 million over a 62 month period to earn a 50% interest in the Golden Wonder Project.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and is focused on building its reserves in North America. The Company has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

RICHMONT MINES AND LKA AGREE TO EXTEND INITIAL COMMITMENT PERIOD TO COMPLETE CURRENT GOLDEN WONDER DRILLING PROGRAM
September 4, 2008

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX – Amex
Kei Advisors LLC	Web Site: www.richmont-mines.com

Phone: 716 843-3874
E-mail: jculligan@keiadvisors.com